VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

February 13, 2018

Re:       Rule 17g-1 Filing

            TCW Funds, Inc. (File No. 811-07170) (the “Fund”)

Dear Sir or Madam:

On behalf of the Fund, enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), is Endorsement #14, #15, and #16 (the “Endorsements”) to the Fund’s fidelity bond, issued by American International Group, Inc. (AIG), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2017 (Accession Number 0001193125-17-078728) (the “Fidelity Bond”). The purpose of the Endorsements is to amend the Fund’s Fidelity Bond period from February 28, 2017 through June 9, 2018.

The Certificate of the Assistant Secretary of the Funds, which contains the resolutions adopted by written consent on February 24, 2017 by a majority of the Funds’ Board of Directors not considered “interested persons” within the meaning of the 1940 Act, approving the amount, allocation, type, form and coverage of the Fidelity Bond and the amended and restated joint insured bond agreement were filed with the SEC when the Fidelity Bond was filed.

The premium associated with the Endorsements has been paid.

Very truly yours,

/s/ Patrick W. Dennis
Patrick W. Dennis Assistant Secretary

Enclosures

ENDORSEMENT#   14

This endorsement, effective   12:01 AM       February 28, 2018             forms a part of

policy number     01-205-77-70

issued to     TCW  STRATEGIC  INCOME  FUND,  INC;  TCW  FUNDS,  INC.

                    METWEST  FUNDS;  TCW  ALTERANTIVE  FUNDS

by         National Union Fire Insurance Company of Pittsburgh, Pa.

BOND PERIOD EXPANDED

It is agreed that:

1.	Item 2 of the Declarations is deleted and replaced with the following:

Item 2. Bond Period: from 12:01 a.m. on 02/28/2017 to 12:01 a.m. on 06/09/2018

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

122554 (10/16)                                           END 14

ENDORSEMENT#   15

This endorsement, effective   12:01 AM       February 28, 2018             forms a part of

policy number     01-205-77-70

issued to     TCW  STRATEGIC  INCOME  FUND,  INC;  TCW  FUNDS,  INC.

                    METWEST  FUNDS;  TCW  ALTERANTIVE  FUNDS

by         National Union Fire Insurance Company of Pittsburgh, Pa.

PREMIUM TRANSACTION ENDORSEMENT

In consideration of the additional premium of $3,979, it is hereby understood and agreed that as of 02/28/2018 the policy is hereby amended by adding the endorsement scheduled below:

Number	Endorsement Name

#14	BOND PERIOD EXPANDED

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

M122605 (10/16)                                        END 15

ENDORSEMENT#   16

This endorsement, effective   12:01 AM       February 28, 2018             forms a part of

policy number     01-205-77-70

issued to     TCW  STRATEGIC  INCOME  FUND,  INC;  TCW  FUNDS,  INC.

                    METWEST  FUNDS;  TCW  ALTERANTIVE  FUNDS

by         National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE

122554	10/16	BOND PERIOD EXPANDED

M122605	10/16	PREMIUM TRANSACTION ENDORSEMENT

SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 016

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